FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 1, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MEETING OF THE 5th/2013 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: March  22, 2013 at 9:00 a.m. at Rua Hungria, 1400 – 5th floor in the city and state of São Paulo. QUORUM: the  majority of the members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1. Authorization of the increase in the capital of Sadia Alimentos – for the payment relating to the divestment by the minority shareholders in Argentina in the companies, Avex S.A., Flora Dánica S.A., Flora San Luis S.A. and GB Dan S.A., pursuant to the decision of the Argentine partner to exercise the sale option in accordance with the purchase agreement and notified to the Board of Directors at the Ordinary Meeting  of the Board of Directors of December 20, 2012. The operation will be conducted through the subsidiary of BRF – Brasil Foods S.A. in Argentina, Sadia Alimentos S.A., through the increase in capital of USD 40,507,016.00 (forty million, five hundred and seven thousand and sixteen United States dollars).  2. Vote of thanks – The Director Luiz Fernando Furlan requested that a vote of thanks to the Chairman of the Board, Nildemar Secches be placed on record in the minutes: “People, just as companies, complete cycles in their biographies.  Nildemar’s entry to the food sector took place just as the company was concluding a cycle. Joining the company with the seal of approval of that renowned businessman, Eggon João da Silva, Nildemar began a new and victorious period  leading the businesses. Nearly 20 years later, having overcome the difficulties of merging the two principal companies in the food sector,   a new challenge now presents itself. BRF, today, is not just a new Perdigão or a new Sadia. It is much more than simply the sum of the two parts. We know that this new company must be prepared to compete with the best in the world. We have much to thank Nildemar for his dedication, his work and his leadership.” The other Directors seconded the vote of thanks to the Chairman of the Board, who will conclude his term of office on the occasion of the next Annual General Meeting on April 9, 2013. 3.  Other internal Company matters. The minutes were drawn up, read, approved and signed by those present. Nildemar Secches, Chairman; Paulo Assunção de Sousa, Vice President; Décio da Silva; Heloisa Helena Silva de Oliveira; José Carlos Reis de Magalhães Neto; Luiz Fernando Furlan; Luís Carlos Fernandes Afonso; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria, Walter Fontana Filho. São Paulo, SP, March 22, 2013. (I certify that this is a true copy of the original minutes drawn up in Book no. 3, on pages 172 to 173, of the Minutes of Annual and Special Meetings of the Board of Directors of the Company).

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 1, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director